Exhibit 99.1

News Release

February 8, 2018

TELUS reports strong results for fourth quarter and full year 2017

Announces 2018 financial targets

Consolidated revenue and EBITDA growth of 4.9 per cent and 4.7 per cent respectively

Strong customer growth, including 156,000 postpaid wireless, Internet and TV customer additions, up 23 per cent over last year

Postpaid wireless net additions of 121,000, up 39 per cent over last year; strongest quarterly result in five years

Leading broadband networks delivering strong wireline subscriber growth of 21,000, up 17 per cent over last year, with lowest residential network access line losses in 13 years

Industry-leading wireless postpaid churn of 0.99 per cent; fourth consecutive year churn below 1.00 per cent

Targeting 2018 consolidated revenue and EBITDA growth of up to 6 and 7 per cent; Free cash flow outlook of up to $1.4 billion in 2018

Vancouver, B.C. — TELUS Corporation’s consolidated operating revenue increased by 4.9 per cent to $3.5 billion in the fourth quarter of 2017, over the same quarter a year ago, reflecting growth in wireless network revenue and wireline data services. Earnings before interest, income taxes, depreciation and amortization (EBITDA)1 increased by 46 per cent to $1.1 billion due to higher revenue growth and lower restructuring and other costs as compared to the same quarter last year, partially offset by higher acquisition and retention costs. Adjusted EBITDA was up 4.7 per cent when excluding certain costs, including restructuring and other costs, which was impacted by the transformative compensation expense of $305 million in the same period a year ago.

“TELUS delivered strong fourth quarter operational and financial results, reflecting robust customer growth alongside healthy revenue and EBITDA expansion across both our wireless and wireline businesses”, said Darren Entwistle, President and CEO. “Our continued strong performance is buttressed by the dedication of our incredible team to execute on our strategy in a highly competitive environment. The TELUS team’s unparalleled commitment to providing consistently exceptional customer experiences contributed to TELUS achieving our fourth consecutive year of wireless churn below one per cent, supported by our highly differentiated service offerings and the ongoing investments we are making in our globally leading broadband networks.”

Mr. Entwistle added, “The fourth quarter capped a strong year where we attained robust customer growth while achieving our annual revenue and EBITDA targets for the seventh consecutive year in a row. This proven, year-in-year-out execution by our team, gives us confidence in our 2018 targets announced today, including revenue growth up to 6 per cent and EBITDA growth up to 7 per cent. In addition, outlook for free cash flow is expected to be up to $1.4 billion.”

Mr. Entwistle further commented, “Through the success of our broadband investments, we have demonstrated our ability to consistently drive long-term revenue and EBITDA growth, while simultaneously delivering on our shareholder-friendly initiatives. TELUS returned over $1.1 billion to shareholders in 2017. This builds on the more than $15 billion TELUS has returned to shareholders since 2004, representing over $25 per share. Consistent with the 7 per cent dividend growth achieved in 2017, following six consecutive years of circa 10 per cent annual dividend growth, we continue to target an additional 7 to 10 percent increase in 2018.”

Doug French, TELUS Executive Vice-President and CFO said, “Our strong fourth quarter and 2017 results showcased the benefits of our strategic investments in our advanced broadband networks, strong asset mix geared towards the growth in data services, and proactive focus on operational effectiveness and margin accretion initiatives. As we head into 2018, we are well positioned to continue delivering strong financial and operating results as we build on our strong operating momentum. We remain focused on maintaining a strong balance sheet position as we continue to strategically invest in our broadband networks to support future profitable growth and increased free cash flow generation to support our dividend growth program. As previously announced, our capital investment program peaked in 2017, and is targeted to be $2.85 billion in 2018. Our free cash flow growth, and the objective to be free cash flow positive after dividends this year, will be driven by strong operational execution and focused capital spending.”

In wireless, our network revenue increased by 5.4 per cent to $1.8 billion, reflecting postpaid subscriber growth, including smartphone adoption and subscribers we acquired from Manitoba Telecom Services (MTS), higher ARPU as customers move to higher-rate plans, including Premium Plus, and increased data consumption. In wireline, our data services and equipment revenue increased by 6.0 per cent to $1.1 billion, reflecting increased Internet and enhanced data service revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing revenues inclusive of recent acquisitions and foreign exchange impacts on foreign operations, higher TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions, and an increase in TELUS TV revenues from subscriber growth.

In the quarter, we attracted 156,000 new postpaid wireless, high-speed Internet and TELUS TV customers, up 29,000 over the same quarter a year ago. The higher net additions included 121,000 wireless postpaid net additions, 21,000 high-speed Internet subscribers, and 14,000 TELUS TV customers. Our total wireless subscriber base of 8.9 million is up 3.8 per cent from a year ago, reflecting a 5.7 per cent increase in our postpaid subscriber base to 8.0 million. Our high-speed Internet connections have increased 5.3 per cent to more than 1.7 million over the last twelve months, while our TELUS TV subscriber base of 1.1 million is higher by 3.7 per cent.

For the quarter, net income of $282 million increased by $195 million over the same period a year ago while basic earnings per share (EPS) of $0.47 increased by $0.33 cents due to significantly lower restructuring and other costs. Adjusted net income of $328 million and adjusted EPS of $0.55 both increased by 3.8 per cent as EBITDA growth was partially offset by higher depreciation and amortization reflecting the significant investments we have made in the past few years, including our broadband networks, as well as those arising from business acquisitions.

Free cash flow4 of $274 million in the fourth quarter increased by $465 million over the same quarter a year ago mainly due to increased EBITDA, as the fourth quarter of 2016 included the impact of the $305 million transformative compensation expense, as well as lower capital expenditures and cash taxes paid.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended December 31		Per cent
(unaudited)	2017	2016	change
Operating revenues	3,467	3,305	4.9
Operating expenses before depreciation and amortization	2,344	2,536	(7.6)
EBITDA(1)	1,123	769	45.9
Adjusted EBITDA(1)(2)	1,164	1,110	4.7
Net income	282	87	n/m
Adjusted net income(3)	328	316	3.8
Net income attributable to common shares	281	81	n/m
Basic EPS	0.47	0.14	n/m
Adjusted basic EPS(3)	0.55	0.53	3.8
Capital expenditures	739	794	(6.9)
Free cash flow(4)	274	(191)	n/m
Total subscriber connections(5)	13.050	12.673	3.0

Notations used above: n/m — not meaningful

(1)             EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. TELUS issues guidance on and reports EBITDA because it is a key measure used to evaluate performance. For further definition and explanation of this measure, see Section 3.1 in the accompanying 2017 fourth quarter Management’s review of operations.

(2)             Adjusted EBITDA is defined in this news release as excluding 1) restructuring and other costs; 2) net losses and equity losses (net gains and equity income) from real estate joint venture developments; and 3) the MTS net recovery.

(3)             Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), 1) restructuring and other costs; 2) net losses and equity losses (net gains and equity income) from real estate joint venture developments; 3) unfavourable (favourable) income tax-related adjustments; and 4) the MTS net recovery. For further analysis of adjusted net income and adjusted basic EPS, see Section 1.2 in the accompanying 2017 fourth quarter Management’s review of operations.

(4)             Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see Section 3.1 in the accompanying 2017 fourth quarter Management’s review of operations.

(5)             The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV® subscribers measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture that were both undertaken during the first quarter of 2017, January 1, 2017 residential NALs, high-speed Internet and TELUS TV subscriber balances were increased by a net 1,000, 6,000 and 5,000 respectively. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ARPU and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics have been adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events that are forward looking, including with respect to the Company’s 2018 annual targets, future dividend increases and capital investments plans. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, the forward-looking statements in this news release should be read together with the cautionary note in the accompanying 2017 fourth quarter Management’s review of operations. Forward-looking statements in this news release are made based on the assumptions (including assumptions regarding 2018 annual targets and semi-annual dividend increases through 2019), and subject to the qualifications and risk factors referred to in the accompanying Management’s review of operations for the fourth quarter of 2017, in the 2017 annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Fourth Quarter 2017 Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $91 million or 5.4 per cent year-over-year to $1.8 billion. This growth was driven by growth in the subscriber base, including subscribers we acquired from MTS, a larger proportion of higher-rate two-year plans in the revenue mix, increased adoption of larger data buckets or topping up of data buckets, a more favourable postpaid subscriber mix and a higher smartphone mix.

•                  Blended ARPU was higher by 1.6 per cent to $67.27. This represents our twenty-ninth consecutive quarter of year-over-year growth and was driven by network revenue growth as described above.

•                  Monthly postpaid subscriber churn increased slightly by 1 basis point year-over-year to 0.99 per cent, marking the fourth consecutive year postpaid churn has been below 1 per cent. Blended monthly churn declined by 2 basis points to 1.23 per cent reflecting an increase in the mix of postpaid versus prepaid subscribers.

•                  Wireless net additions of 98,000 increased by 20,000 over the same period a year ago. Postpaid net additions of 121,000 increased by 34,000 due to higher gross additions, reflecting the success of promotions and our marketing efforts focused on higher-value postpaid and smartphone loading, including our successful response to aggressive holiday offers. Prepaid net losses totaled 23,000 due to increased competition.

•                  EBITDA increased by $110 million while Adjusted EBITDA of $715 million increased by $36 million or 5.0 per cent over last year, reflecting higher network revenue partly offset by increased equipment sales expenses, increased network operating expenses, higher administrative costs and increased external labour.

•                  Wireless capital expenditures decreased by 6.4 per cent over the same period a year ago as we incurred costs in the fourth quarter of 2016 to update our radio access network in Ontario and Quebec, which was completed in the second quarter of 2017.

TELUS wireline

•                  External wireline revenues increased by $31 million or 2.1 per cent to $1.5 billion. This growth was generated primarily by higher data services revenue and partly offset by continued declines in legacy voice services.

•                  Data services and equipment revenues increased by $63 million or 6.0 per cent, due to increased Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing services inclusive of recent acquisitions and foreign exchange impacts on foreign operations, increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions, and higher TELUS TV revenues from continued subscriber growth.

•                  High-speed Internet net additions of 21,000 decreased by 3,000 over the same quarter a year ago due to lower gross additions, despite continued traction on our fibre deployment, partially offset by lower customer churn.

•                  Total TELUS TV net additions of 14,000 were lower by 2,000 over the same quarter a year ago, as a result of lower gross additions and satellite-TV subscriber losses due to slower subscriber growth for paid TV services reflecting heightened competitive intensity, including from over-the-top services, and a high rate of market penetration for TV services. These factors were partly offset by the ongoing expansion of our addressable high-speed Internet and Optik TV footprint, connecting more homes and businesses directly to fibre and bundling of these services together.

•                  Residential network access lines (NALs) declined by 14,000 in the quarter, an improvement of 8,000 over the same quarter a year ago, reflecting our customers first initiatives and retention efforts. This is the best result in thirteen years. Residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, as well as increased competition.

•                  Wireline EBITDA increased by $244 million while Adjusted EBITDA increased by $18 million or 4.3 per cent over last year. This reflects ongoing growth in data service margins, including Internet, TELUS Health, and TELUS TV, as well as cost savings from operating efficiency programs.

•                  Wireline capital expenditures decreased by 7.2 per cent over the same period a year ago as hardware purchases for TELUS TV in the fourth quarter of 2016 were pulled forward from 2017.

TELUS sets 2018 consolidated financial targets

TELUS’ consolidated financial targets for 2018 reflect continued growth in data services across wireless and wireline, supported by our strategic investments in advanced broadband technologies and leading networks, a team member culture of delivering customer service excellence, and ongoing focus on operational effectiveness. TELUS’ 2018 financial targets are supportive of the Company’s multi-year dividend growth program first announced in May 2011, under which TELUS has since delivered 14 dividend increases.

In 2018, TELUS plans to continue generating positive subscriber growth in its key growth segments, including wireless, high-speed Internet and TELUS TV. Increasing customer demand for reliable access and fast data services are expected to support continued customer growth. TELUS International and TELUS Health are also expected to contribute to TELUS’ growth profile through organic growth and from recent acquisitions.

	2018 Targets(1)	2017 Results	Growth
Consolidated
Revenues	$13.835 to $14.100 billion	$13.304 billion	4 to 6%

Adjusted EBITDA(2)	$5.105 to $5.230 billion	$4.891 billion	4 to 7%

Basic earnings per share	$2.53 to $2.68	$2.46	3 to 9%

Capital expenditures(3)	Approximately $2.85 billion	$3.094 billion	—

(1)         2018 targets exclude the impact of certain accounting policy developments, including IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. Targets for 2018 will be updated to reflect the new accounting standards in May 2018 with the release of our Q1 2018 results.

(2)         Adjusted EBITDA for all periods excludes the following: restructuring and other costs, and net gains and equity income or net losses and equity losses related to real estate joint venture developments. Adjusted EBITDA for 2017 excludes the MTS net recovery. In 2018, total restructuring and others costs are expected to be approximately $135 million, as compared to $139 million in 2017.

(3)         Capital expenditure targets and results exclude expenditures for spectrum licences.

For 2018, TELUS is targeting consolidated annual revenue growth of between 4 and 6 per cent, driven by higher contribution from wireless network revenue, which reflects continued subscriber and ARPU growth, combined with growing wireline data services revenue inclusive of acquisitions.

Consolidated Adjusted EBITDA is targeted to be higher by 4 to 7 per cent driven by higher wireless network revenue growth, margin improvements from wireless and wireline data services and savings from ongoing cost efficiency and effectiveness initiatives. Wireless acquisition and retention expenses are expected to remain elevated due to ongoing demand for more expensive smartphones and increased competition.

Basic earnings per share (EPS) is targeted to increase by 3 to 9 per cent driven primarily by EBITDA growth, partially offset by higher depreciation and amortization reflecting the significant investments we have made in the past few years, including in our broadband networks, and from recent acquisitions, as well as higher interest costs, including from pensions.

Consolidated capital expenditures for 2018, excluding the purchase of spectrum licences, are targeted to be approximately $2.85 billion. In 2018, we expect to continue connecting more homes and businesses directly to our fibre-optic network, to support ongoing high-speed Internet and Optik TV subscriber growth and faster Internet broadband speeds. The investments in fibre will also continue supporting our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G. We intend to continue investing in our 4G LTE expansion and upgrades, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

TELUS’ cash income tax payments for the full year are estimated to be approximately $170 to $230 million, consistent with 2017 of $191 million.

The preceding disclosure respecting TELUS’ 2018 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s review of operations for the fourth quarter of 2017 and in the full year 2017 Management’s discussion and analysis filed on the date hereof on SEDAR, especially Section 10 entitled ‘Risks and Risk Management’ thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 1.7 entitled ‘Financial and operating targets for 2018’ in the accompanying Management’s review of operations for the fourth quarter of 2017.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.5050 Canadian per share on the issued and outstanding Common Shares of the Company payable on April 2, 2018 to holders of record at the close of business on March 9, 2018.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of approximately $1.9 billion in taxes in 2017 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $23 billion in these taxes.

•                  Disbursing spectrum renewal fees of over $50 million to Innovation, Science and Economic Development Canada in 2017. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $27 billion.

•                  Investing approximately $3.1 billion in capital expenditures primarily in communities across Canada in 2017 and $34 billion since 2000.

•                  Spending $8.0 billion in total operating expenses in 2017, including goods and service purchased of $5.7 billion. Since 2000, we have spent $107 billion and $71 billion respectively in these areas.

•                  Generating a total team member payroll of $2.7 billion in 2017, including payroll taxes of $135 million. Since 2000, total team member payroll totals $42 billion.

•                  Returning more than $1.1 billion in dividends in 2017 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned over $15 billion to shareholders through our dividend and share purchase programs, including $9.9 billion in dividends and $5.2 billion in share purchases, representing over $25 per share.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $13.3 billion of annual revenue and 13 million subscriber connections, including 8.9 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $525 million to charitable and not-for-profit organizations and volunteered more than 8.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $67 million in support of 6,283 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations	Investor Relations:
Richard Gilhooley	Darrell Rae
(778) 868-0235	(604) 695-4314
Richard.Gilhooley@telus.com	ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s review of operations, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2017 conference call is scheduled for Thursday, February 8, 2018 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on February 8 until March 15, 2018 at 1-855-201-2300. Please use reference number 1227383# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s review of operations

2017 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets (including our annual targets for 2018 described in Section 1.7 of this document), outlook, updates and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. The assumptions on which our annual targets for 2018 are discussed in Section 1.7 of this document. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline networks; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of residential local voice over Internet protocol (VoIP), long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability and success of new products and services to be rolled out on such networks; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates charged to wireless service providers (WSPs); the Governor in Council’s order to the CRTC to reconsider whether Wi-Fi networks should be considered a home network for WSPs seeking mandated roaming; future spectrum auctions and spectrum policy determinations, including the recently announced repurposing of 600 MHz spectrum (and including limitations on established wireless providers, proposed spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the impact of the CRTC’s wireline wholesale services review, with a formal review of rates for wholesale FTTP access still to be commenced for TELUS; disputes with certain municipalities regarding rights-of-way bylaws; and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless legislation; the potential impacts of the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s proposed phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact of the review of the Minister of Canadian Heritage’s new Creative Canada policy framework announced on September 28, 2017; the CRTC’s consultation and report on distribution models of the future; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act scheduled to begin in early 2018; the federal government’s stated intention to review the Broadcasting Act and Telecommunications Act as announced in the March 22, 2017 federal budget; TELUS’ applications for renewal of its broadcasting distribution licences; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing of income and deductions, such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices, for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions and Section 10 Risks and risk management in our 2017 Management’s discussion and analysis (MD&A), which will be filed concurrently with this document. That description is incorporated by reference in this cautionary statement but is not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Management’s review of operations (MRO)

February 8, 2018

Contents

Section	Description
1. Discussion of operations

1.1 Preparation of Management’s review of operations
1.2 Consolidated operations
1.3 Wireless segment
1.4 Wireline segment
1.5 Summary of consolidated quarterly results and trends
1.6 Performance scorecard (key performance measures)
1.7 Financial and operating targets for 2018

2. Discussion of cash flow results	2.1 Overview of cash flow results 2.2 Cash provided by operating activities 2.3 Cash used by investing activities 2.4 Cash (used) provided by financing activities
3. Definitions and reconciliations	3.1 Non-GAAP and other financial measures 3.2 Operating indicators

1.              Discussion of operations

This section contains forward-looking statements, including those with respect to average revenue per subscriber unit (ARPU) growth, wireless loading and retention spending, high-speed Internet subscriber growth, and the various future trends. There can be no assurance that we have accurately identified the trends based on past results, or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MRO.

1.1 Preparation of Management’s review of operations

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period and year ended December 31, 2017. The discussion should be read together with the accompanying summary financial information. Our reportable segments as at December 31, 2017, are wireless and wireline. Segmented information is regularly reported to our Chief Executive Officer (our chief operating decision-maker).

The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our use of the term IFRS in this MRO is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 3.1 Non-GAAP and other financial measures. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This document was reviewed by our Audit Committee and approved by our Board of Directors (Board) for issuance on February 8, 2018.

In this MRO, unless otherwise indicated, results for the fourth quarter (three-month period ended December 31, 2017) and full year of 2017 are compared with results from the fourth quarter of 2016 (three-month period ended December 31, 2016) and full year of 2016.

1.2 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented discussion is provided in Section 1.3 Wireless segment, Section 1.4 Wireline segment and in Section 2.3 Cash used by investing activities — capital expenditures.

Consolidated highlights

	Fourth quarters ended December 31				Years ended December 31
($ millions, unless noted otherwise)	2017	2016	Change		2017	2016	Change
Consolidated statements of income
Operating revenues	3,467	3,305	4.9%		13,304	12,799	3.9%
Operating expenses	2,908	3,069	(5.2)%		10,699	10,617	0.8%
Operating income	559	236	136.9%		2,605	2,182	19.4%
Financing costs	144	134	7.5%		573	520	10.2%
Income before income taxes	415	102	n/m		2,032	1,662	22.3%
Income taxes	133	15	n/m		553	426	29.8%
Net income	282	87	n/m		1,479	1,236	19.7%
Net income attributable to Common Shares	281	81	n/m		1,460	1,223	19.4%
Earnings per share (EPS) ($)
Basic EPS	0.47	0.14	n/m		2.46	2.06	19.4%
Adjusted basic EPS[1]	0.55	0.53	3.8%		2.63	2.58	1.9%
Diluted EPS	0.47	0.14	n/m		2.46	2.06	19.4%
Dividends declared per Common Share ($)	0.5050	0.48	5.2%		1.97	1.84	7.1%
Basic weighted-average Common Shares outstanding (millions)	595	591	0.6%		593	592	0.1%
Other highlights
Subscriber connections[2] (thousands)					13,050	12,673	3.0%
EBITDA (earnings before interest, income taxes, depreciation and amortization)[1]	1,123	769	45.9%		4,774	4,229	12.9%
Restructuring and other costs[3]	60	348	(82.8)%		139	479	(71.0)%
EBITDA — excluding restructuring and other costs	1,183	1,117	5.9%		4,913	4,708	4.4%
Adjusted EBITDA[4]	1,164	1,110	4.7%		4,891	4,667	4.8%
Adjusted EBITDA margin[5] (%)	33.8	33.7	0.1	pts.	36.8	36.6	0.2	pts.
Free cash flow[1]	274	(191)	n/m		966	141	n/m

Notations used in MRO: n/m — not meaningful; pts. — percentage points.

(1)         Non-GAAP and other financial measures. See Section 3.1 Non-GAAP and other financial measures.

(2)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture that were both undertaken during the first quarter of 2017, January 1, 2017 residential NALs, high-speed Internet and TELUS TV subscriber balances were increased by a net 1,000, 6,000 and 5,000, respectively, and are not included in subscriber connection net additions metrics in Section 1.4 Wireline segment. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average revenue per subscriber unit per month (ARPU) and churn) have been adjusted to include an estimated migration of 85,000 Manitoba Telecom Services Inc. (MTS) subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics have been adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000 (impacts are described later in this section). Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

(3)         In the fourth quarter of 2016, we recorded an expense of $305 million in respect of immediately vesting transformative compensation (transformative compensation) as part of other costs.

(4)         Adjusted EBITDA for all periods excludes the following: restructuring and other costs, and net gains and equity income or net losses and equity losses related to real estate joint venture developments. Adjusted EBITDA for the fourth quarter and full year of 2017 excludes the MTS net recovery (as defined later in this section). Adjusted EBITDA for the full year of 2016 excludes a $15 million gain in the second quarter of 2016 from the exchange of wireless spectrum licences (See Section 3.1 Non-GAAP and other financial measures regarding Adjusted EBITDA and for restructuring and other cost amounts).

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income or net losses and equity losses related to real estate joint venture developments, the gain from exchange of wireless spectrum licences in the second quarter of 2016, and the MTS net recovery (as defined later in this section).

Operating revenues

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Service	3,186	3,079	3.5%	12,478	12,000	4.0%
Equipment	217	209	3.8%	724	725	(0.1)%
Revenues arising from contracts with customers	3,403	3,288	3.5%	13,202	12,725	3.7%
Other operating income	64	17	n/m	102	74	37.8%
	3,467	3,305	4.9%	13,304	12,799	3.9%

Consolidated operating revenues increased by $162 million in the fourth quarter of 2017 and $505 million for the full year of 2017.

•                  Service revenues increased by $107 million in the fourth quarter of 2017 and $478 million for the full year of 2017, primarily reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue reflects growth in blended ARPU and a growing wireless subscriber base and, to a lesser extent, revenues related to postpaid subscribers we acquired from the MTS acquisition. Wireline data service revenue reflects increases in Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of recent acquisitions and foreign exchange impacts on foreign operations, TELUS Health, and TELUS TV revenues. Higher TELUS Health revenues were driven by organic growth through additional professional services and support revenue, and through acquisitions. Internet and TV revenues increased due to subscriber growth, as well as higher Internet revenue per customer.

•                  Equipment revenues increased by $8 million in the fourth quarter of 2017, primarily reflecting an increase in postpaid gross additions and increased handset device balance payments from subscribers. For the full year of 2017, equipment revenues were relatively flat.

•                  Other operating income increased by $47 million in the fourth quarter of 2017 and $28 million for the full year of 2017, primarily due to higher net gains in the current period than in the comparable period. In the fourth quarter of 2017, we recorded a pre-tax recovery of contingent consideration paid of $26 million to reflect the revised estimate of qualifying MTS subscribers acquired (MTS contingent consideration recovery) of 74,000, down 11,000 from our original assumption. In addition to this item, a change in Other operating income includes recognition of a gain on sale of a security consulting business in the fourth quarter of 2017. The remaining are other net gains, offset by lower government assistance, the non-recurrence of 2016 wireless spectrum gains and lower gains from the real estate joint venture.

Operating expenses

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Goods and services purchased	1,658	1,574	5.3%	5,935	5,631	5.4%
Employee benefits expense	686	962	(28.7)%	2,595	2,939	(11.7)%
Depreciation	414	406	2.0%	1,617	1,564	3.4%
Amortization of intangible assets	150	127	18.1%	552	483	14.3%
	2,908	3,069	(5.2)%	10,699	10,617	0.8%

Consolidated operating expenses decreased by $161 million in the fourth quarter of 2017 and increased $82 million for the full year of 2017. These changes include the impact of the transformative compensation expense of $305 million recorded in the fourth quarter of 2016.

•                  Goods and services purchased increased by $84 million in the fourth quarter of 2017 and $304 million for the full year of 2017 reflecting increased costs associated with higher wireless gross loading, higher handset costs, increased roaming costs, higher non-labour restructuring and other costs including those associated with the migration and servicing of subscribers from MTS, increased external labour to support a growing subscriber base, increased advertising and promotion expense, higher TV content costs, and higher customer support costs related to acquired MTS subscribers during migration.

•                  Employee benefits expense decreased by $276 million in the fourth quarter of 2017 and $344 million for the full year of 2017, due to the non-recurrence of labour-related restructuring and other expenses from 2016, and the benefits from certain contract concessions associated with our transformative compensation that are yielding efficiency improvements and continue to support our customer service focus. Excluding the transformative compensation expense, Employee benefits expense reflects an increase of $29 million in the fourth quarter and a decrease of $39 million for the full year. The increase for the quarter resulted mainly from an increase in TELUS International (Cda) Inc. (TELUS International) employees, inclusive of acquisitions, to support growth in business process outsourcing revenue, partly offset by lower employee-related restructuring and other costs. The decrease in the full year resulted mainly from lower employee-related restructuring and other costs, realizing the benefits from certain contract concessions associated with our transformative compensation, lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding acquisitions and higher capitalized labour costs, partly offset by an increase in the number of employees and related compensation resulting from acquisitions, supporting growing TELUS Health and business process outsourcing revenue, as discussed above.

•                  Depreciation increased by $8 million in the fourth quarter of 2017 and $53 million for the full year of 2017, due to increased expenditures associated with capital assets, including those arising from our fibre investment and business acquisitions, as well as the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets increased by $23 million in the fourth quarter of 2017 and $69 million for the full year of 2017, reflecting increased expenditures associated with the intangible asset base, including those arising from business acquisitions.

Operating income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Wireless EBITDA (See Section 1.3 Wireless segment)	708	598	18.0%	3,099	2,906	6.6%
Wireline EBITDA (See Section 1.4 Wireline segment)	415	171	142.7%	1,675	1,323	26.6%
EBITDA	1,123	769	45.9%	4,774	4,229	12.9%
Depreciation and amortization (discussed above)	(564)	(533)	5.8%	(2,169)	(2,047)	6.0%
	559	236	136.9%	2,605	2,182	19.4%

Operating income increased by $323 million in the fourth quarter of 2017 and $423 million for the full year of 2017. EBITDA increased by $354 million in the fourth quarter of 2017 and $545 million for the full year of 2017. These increases reflect wireless network revenue growth driven by higher ARPU and a larger customer base, in addition to growth in data service margins, partly offset by increased depreciation arising from our fibre investment capital expenditures. Excluding the effects of the $305 million transformative compensation expense recorded in the fourth quarter of 2016, Operating income increased by $18 million or 3.3% in the fourth quarter and $118 million or 4.7% for the full year, while EBITDA increased by $240 million or 5.3%. For discussion of consolidated EBITDA and Adjusted EBITDA, see Other operating highlights, which follows later in this section.

Financing costs

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Gross interest expenses	149	142	4.9%	579	554	4.5%
Capitalized long-term debt interest	—	(12)	n/m	—	(52)	n/m
Employee defined benefit plans net interest	2	3	(33.3)%	6	6	—%
Interest income	(5)	(2)	150.0%	(7)	(3)	133.3%
Foreign exchange (gains) losses	(2)	3	n/m	(5)	15	(133.3)%
	144	134	7.5%	573	520	10.2%

Financing costs increased by $10 million in the fourth quarter of 2017 and $53 million for the full year of 2017.

•                  Gross interest expenses, prior to capitalization of long-term debt interest, increased by $7 million in the fourth quarter of 2017 and $25 million for the full year of 2017, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18% at December 31, 2017, as compared to 4.22% one year earlier.

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), which we deploy in our existing network. Capitalization of long-term debt interest occurs until substantially all of the activities necessary to prepare the spectrum for its intended use are complete, effectively when cell sites are ready to be put into service. The capitalization of interest ceased in the first quarter of 2017.

•                  Employee defined benefit plans net interest was relatively flat for the fourth quarter of 2017 and flat for the full year of 2017.

•                  Interest income increased in both the fourth quarter of 2017 and for the full year of 2017 related to the settlement of prior years’ income-tax related matters.

•                  Foreign exchange (gains) losses have fluctuated as a result of the strengthening of the Canadian dollar relative to the U.S. dollar in 2017.

Income taxes

	Fourth quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2017	2016	Change		2017	2016	Change
Income tax calculated at applicable statutory rates	110	30	n/m		541	444	21.8%
Adjustments recognized in the current period for income taxes of prior periods	(1)	(9)	(88.9)%		(4)	(12)	(66.7)%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	28	(5)	n/m		28	(4)	n/m
Other	(4)	(1)	n/m		(12)	(2)	n/m
	133	15	n/m		553	426	29.8%
Income taxes computed at applicable statutory rates (%)	26.5	29.7	(3.2	)pts.	26.6	26.7	(0.1	)pts.
Effective tax rate (%)	32.0	14.7	17.3	pts.	27.2	25.6	1.6	pts.

Total income tax expense increased by $118 million in the fourth quarter of 2017 and $127 million for the full year of 2017 primarily due to an increase in income before income taxes, and revaluation of the deferred tax liability for the increase in the B.C. income tax rate that was substantively enacted in the fourth quarter of 2017.

Analysis of Net income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Net income attributable to Common Shares	281	81	200	1,460	1,223	237
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes	—	—	—	—	(13)	13
Net losses and equity losses (net gains and equity income) from real estate joint venture developments, after income taxes	1	(5)	6	(1)	(16)	15
Restructuring and other costs, after income taxes	44	255	(211)	102	351	(249)
Unfavourable (favourable) income tax-related adjustments	24	(15)	39	21	(17)	38
MTS net recovery	(22)	—	(22)	(22)	—	(22)
Adjusted Net income	328	316	12	1,560	1,528	32

Net income attributable to Common Shares increased by $200 million in the fourth quarter of 2017 and $237 million for the full year of 2017. These increases were driven by higher Operating income partly offset by associated Income taxes. Adjusted Net income excludes the effects of restructuring and other costs, net gains and equity income or net losses and equity losses related to real estate joint venture developments, income tax-related adjustments, a non-recurring gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS contingent consideration recovery net of post-closing adjustments (MTS net recovery). Adjusted Net income increased by $12 million or 3.8% in the fourth quarter of 2017 and $32 million or 2.1% for the full year of 2017.

Analysis of basic EPS

	Fourth quarters ended December 31			Years ended December 31
($)	2017	2016	Change	2017	2016	Change
Basic EPS	0.47	0.14	0.33	2.46	2.06	0.40
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes, per share	—	—	—	—	(0.02)	0.02
Net gains and equity income from real estate joint venture developments, after income taxes, per share	—	(0.01)	0.01	—	(0.03)	0.03
Restructuring and other costs, after income taxes, per share	0.08	0.43	(0.35)	0.18	0.60	(0.42)
Unfavourable (favourable) income tax-related adjustments, per share	0.04	(0.03)	0.07	0.03	(0.03)	0.06
MTS net recovery	(0.04)	—	(0.04)	(0.04)	—	(0.04)
Adjusted basic EPS	0.55	0.53	0.02	2.63	2.58	0.05

Basic EPS increased by $0.33 in the fourth quarter of 2017 and $0.40 or 19.4% for the full year of 2017. Adjusted basic EPS excludes the effects of restructuring and other costs, net gains and equity income or net losses and equity losses related to real estate joint venture developments, income tax-related adjustments, a non-recurring gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS net recovery. Adjusted basic EPS increased by $0.02 or 3.8% in the fourth quarter of 2017 and $0.05 or 1.9% for the full year of 2017.

Comprehensive income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Net income	282	87	n/m	1,479	1,236	19.7%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(5)	(5)	—	13	(15)	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(236)	(167)	41.3%	(172)	—	n/m
Comprehensive income (loss)	41	(85)	n/m	1,320	1,221	8.1%

Comprehensive income increased by $126 million in the fourth quarter of 2017 and $99 million for the full year of 2017, primarily due to increases in Net income, partly offset by changes in employee defined benefit plans re-measurement amounts. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations and changes in the unrealized fair value of available-for-sale investments.

Other operating highlights

•                  During 2017, our total subscriber connections increased by 377,000, reflecting a 5.7% increase in wireless postpaid subscribers, a 5.3% increase in high-speed Internet subscribers and a 3.7% increase in TELUS TV subscribers, partly offset by a 9.9% decline in wireless prepaid subscribers and a 5.5% decline in wireline residential NALs. See Section 1.3 Wireless segment and Section 1.4 Wireline segment for additional information.

•                  EBITDA includes restructuring and other costs, net gains and equity income or net losses and equity losses related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, and the MTS net recovery. EBITDA increased by $354 million or 45.9% in the fourth quarter of 2017 and $545 million or 12.9% in the full year of 2017. The increases reflect: (i) growth in wireless network revenues and increased wireline data revenues, partially offset by increased costs associated with higher wireless gross loading and retention volumes; and (ii) lower restructuring and other costs which included the 2016 transformative compensation expense, partly offset by costs associated with the migration and servicing of subscribers acquired from MTS.

•                  Adjusted EBITDA excludes restructuring and other costs, net gains and equity income or net losses and equity losses related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, and the MTS net recovery. Adjusted EBITDA increased by $54 million or 4.7% in the fourth quarter of 2017 and $224 million or 4.8% for the full year of 2017.

•                  Dividends declared per Common Share were $0.5050 in the fourth quarter of 2017 and $1.97 for the full year of 2017, reflecting increases of 5.2% from the fourth quarter of 2016 and 7.1% from the full year of 2016. This is consistent with our announced intention of dividend growth in the range of 7 to 10% per annum through 2019. On February 7, 2018, the Board declared a first quarter dividend of $0.5050 per share on the issued and outstanding Common Shares, payable on April 2, 2018, to shareholders of record at the close of business on March 9, 2018. The first quarter dividend reflects a cumulative increase of $0.025 per share or 5.2% from the $0.48 per share dividend declared one year earlier.

•                 Free cash flow increased by $465 million in the fourth quarter of 2017 and $825 million for the full year of 2017, resulting from increased EBITDA, as the fourth quarter of 2016 included the impact of the transformative compensation expense in addition to lower cash taxes paid in the full year of 2017. (See Section 3.1 Non-GAAP and other financial measures.)

The increase in capital expenditures reflects our continued to focus on investments in broadband infrastructure, including our fibre-optic network, which also supports our small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to 5G.

1.3 Wireless segment

Wireless trends and seasonality

The historical trend in wireless network revenue reflects growth in both ARPU and our subscriber base, driven by larger proportions of higher-rate plans in the revenue mix and higher data consumption. This growth, coupled with higher-value smartphones in the sales mix, was partially offset by the general decline in wireless equipment revenues. This general decline in wireless equipment revenues reflects higher per-unit subsidies, including devices on Premium Plus plans, partly offset by increased gross additions. The general trend of year-over-year increases in subscriber net additions resulted from the success of our promotions, including marketing efforts focused on higher-value postpaid and smartphone loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple activated devices. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets may impact subscriber addition results and trends for future periods.

The wireless ARPU growth trend increased in 2017 due to an emphasis on marketing and increased mix of higher-rate plans, including the Premium Plus plans launched in June 2016, and a higher mix of higher-rate data share plans. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, consumer behavioural response to increased frequency of customer data usage notifications, and offloading of data traffic to Wi-Fi hotspots. ARPU is expected to continue to increase, as a result of the continued growth in data consumption and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, as competitive pressures, including promotional activity and resulting reactions to those pressures and promotions, have the potential to compress ARPU in future periods. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact ARPU, and, as a consequence, there cannot be assurance that ARPU growth will continue to materialize. In terms of seasonality, wireless ARPU has historically experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by historical seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance usage spikes have become less pronounced. In addition, customers are opting for higher-capacity data plans with higher base prices and benefiting from flexible data top-up features, resulting in less variability in chargeable data usage but higher monthly recurring revenue.

Historically, the third and fourth quarter seasonal effects described above have reflected higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals in those quarters. Retention costs have historically increased during periods of heightened marketing activity and also coinciding with the maturation of contracts that reflect seasonal subscriber additions and renewals in previous periods. These impacts can be more pronounced around popular device launches and seasonal promotional events, such as back to school, Black Friday and the Christmas holiday season. The costs associated with higher seasonal loading volumes have typically resulted in sequential decreases in wireless EBITDA from the second quarter through to the fourth quarter, and are usually followed by sequential increases in wireless EBITDA from the fourth quarter through to the second quarter. The fourth quarter of 2016 included the immediately vesting transformative compensation expense. Subscriber additions have generally been lowest in the first quarter.

The trend of year-over-year improvements in our average monthly postpaid subscriber churn reflects our efforts to put customers first and our retention programs. We may experience pressure on our postpaid subscriber churn if the level of competitive intensity increases, in part due to increased promotional activity, and an increase in customers on expired contracts, as well as customers bringing their own devices and therefore not entering into new contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

The trends in revenue and revenue-based operating metrics will be impacted by our adoption of IFRS 15, Revenue from Contracts with Customers, as discussed further in Section 8.2 Accounting policy developments of our 2017 annual Management’s discussion and analysis (MD&A).

Wireless operating indicators

At December 31					2017	2016	Change
Subscribers (000s)
Postpaid					7,978	7,550	5.7%
Prepaid					933	1,035	(9.9)%
Total					8,911	8,585	3.8%
Postpaid proportion of subscriber base (%)					89.5	87.9	1.6	pts.
HSPA+ population coverage[1] (millions)					36.7	35.7	2.8%
LTE population coverage[1] (millions)					36.6	35.2	4.0%

	Fourth quarters ended December 31				Years ended December 31
	2017	2016	Change		2017	2016	Change
Subscriber gross additions (000s)
Postpaid	347	297	16.8%		1,140	1,039	9.7%
Prepaid	77	101	(23.8)%		320	360	(11.1)%
Total	424	398	6.5%		1,460	1,399	4.4%
Subscriber net additions (000s)
Postpaid	121	87	39.1%		379	243	56.0%
Prepaid	(23)	(9)	n/m		(83)	(70)	(18.6)%
Total	98	78	25.6%		296	173	71.1%
Blended ARPU, per month[2] ($)	67.27	66.24	1.6%		67.05	65.10	3.0%
Churn, per month[2] (%)
Blended	1.23	1.25	(0.02	)pts.	1.11	1.21	(0.10	)pts.
Postpaid	0.99	0.98	0.01	pts.	0.90	0.95	(0.05	)pts.

(1)         Including network access agreements with other Canadian carriers.

(2)         See Section 3.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(3)         Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ARPU and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics have been adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

Operating revenues — Wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions, except ratios)	2017	2016	Change	2017	2016	Change
Network revenue	1,772	1,681	5.4%	6,964	6,541	6.5%
Equipment and other service revenues	169	155	9.0%	535	537	(0.4)%
Revenues arising from contracts with customers	1,941	1,836	5.7%	7,499	7,078	5.9%
Other operating income	31	5	n/m	36	37	(2.7)%
External operating revenues	1,972	1,841	7.1%	7,535	7,115	5.9%
Intersegment revenues	10	15	(33.3)%	43	58	(25.9)%
Wireless operating revenues	1,982	1,856	6.8%	7,578	7,173	5.6%

Network revenue from external customers increased by $91 million in the fourth quarter of 2017 and $423 million for the full year of 2017. Network revenue increased by 5.4% in the fourth quarter of 2017 and 6.5% for the full year of 2017, reflecting: (i) growth in the subscriber base, including subscribers we acquired from MTS; (ii) a larger proportion of higher-rate plans in the revenue mix, including the Premium Plus plans launched in June 2016; (iii) a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets; (iv) a higher postpaid subscriber mix; (v) a higher smartphone mix; and (vi) higher roaming revenues.

•                  Monthly blended ARPU was $67.27 in the fourth quarter and $67.05 for the full year of 2017, reflecting increases of $1.03 or 1.6% for the quarter and $1.95 or 3.0% for the full year. The quarter and year to date growth was primarily driven by effects of higher network revenue (as described above), however the ARPU growth rate slowed in the quarter primarily due to lapping the introduction of our Premium Plus plans.

•                  Gross subscriber additions were 424,000 in the fourth quarter of 2017, and 1,460,000 for the full year of 2017, reflecting increases of 26,000 for the quarter and 61,000 for the full year of 2017. Postpaid gross additions increased by 50,000 in the fourth quarter of 2017 and 101,000 for the full year of 2017 due to the success of promotions and our marketing efforts focused on higher-value postpaid and smartphone loading, higher demand for tablet devices, demographic shifts as the Canadian population grows, and in the fourth quarter, our successful response to aggressive holiday offers. Prepaid gross activations decreased by 24,000 in the fourth quarter and 40,000 in the full year resulting mainly from competitive intensity, and our marketing efforts focused on higher-value postpaid loading.

•                  Our average monthly postpaid subscriber churn rate was 0.99% in the fourth quarter of 2017 and 0.90% for the full year of 2017, as compared to 0.98% and 0.95%, respectively, in the same periods in 2016. The continuing low postpaid subscriber churn rates during 2017 reflect our focus on executing customers first initiatives and retention programs, partly offset by incremental deactivations from aggressive holiday offers. Our blended monthly subscriber churn rate was 1.23% in the fourth quarter of 2017 and 1.11% for the full year of 2017, as compared to 1.25% and 1.21%, respectively, in the same periods in 2016. The improvement in our blended subscriber churn rates during the fourth quarter and full year of 2017 reflects the changes in the postpaid churn rates and improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers versus prepaid subscribers in our subscriber base.

•                  Net subscriber additions reflect postpaid net additions of 121,000 in the fourth quarter of 2017 and 379,000 in the full year of 2017, compared to 87,000 and 243,000, respectively, in the comparable periods of 2016, attributed to the factors affecting gross subscriber additions as described above. Prepaid subscribers decreased by 23,000 in the fourth quarter of 2017 due to increased competition for prepaid subscribers, as compared to a decrease of 9,000 in 2016. Prepaid subscribers decreased by 83,000 in the full year of 2017, as compared to a decrease of 70,000 in the comparable period in 2016, reflecting our focus on higher-value postpaid loading. Net subscriber additions were 98,000 in the fourth quarter of 2017 and 296,000 in the full year of 2017, reflecting year-over-year improvements of 20,000 for the quarter and 123,000 for the full year of 2017 due to lower blended monthly churn and higher postpaid gross additions. The 74,000 MTS subscribers acquired are not part of net subscriber additions, as they were added to the subscriber base.

Equipment and other service revenues increased by $14 million in the fourth quarter of 2017 and decreased by $2 million for the full year of 2017. The increase for the quarter resulted from increased postpaid gross additions and increased handset device balance payments from subscribers. The decrease for the full year was mainly due to a combination of higher per-unit subsidies combined with competitive intensity and a higher mix of bring-your-own-device loading, partly offset by increased postpaid gross additions, higher retention volumes and increased handset device balance payments from subscribers.

Other operating income increased by $26 million in the fourth quarter of 2017 and was relatively flat in the full year of 2017. The increase for the quarter resulted from recognition of the MTS contingent consideration recovery, partly offset by lower net gains and equity income related to real estate joint venture developments. The change for the full year includes the contingent consideration recovery which was partially offset by the non-recurrence of 2016 gains from the exchange of wireless spectrum licences and lower gains from sales of property, plant and equipment.

Intersegment revenues represent network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Goods and services purchased:
Equipment sales expenses	545	513	6.2%	1,782	1,684	5.8%
Network operating expenses	214	200	7.0%	826	773	6.9%
Marketing expenses	132	131	0.8%	433	420	3.1%
Other[1]	209	181	15.5%	792	667	18.7%
Employee benefits expense1 2	174	233	(25.3)%	646	723	(10.7)%
Wireless operating expenses	1,274	1,258	1.3%	4,479	4,267	5.0%

(1)                                 Includes restructuring and other costs. See Section 3.1 Non-GAAP and other financial measures.

(2)                                 Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

Wireless operating expenses increased by $16 million in the fourth quarter of 2017 and $212 million for the full year of 2017.

Equipment sales expenses increased by $32 million in the fourth quarter of 2017 and $98 million for the full year of 2017, reflecting an increase in postpaid gross additions, an increase in higher-value smartphones in the sales mix, including premium devices on Premium Plus plans, increasing handset costs, and in the full year, an increase in retention volumes.

Network operating expenses increased by $14 million in the fourth quarter of 2017 and $53 million for the full year of 2017, mainly due to increased roaming expenses.

Marketing expenses were relatively flat in the fourth quarter of 2017 and increased by $13 million for the full year of 2017, primarily due to higher advertising and promotions expenses, as well as higher commission expense driven by higher gross additions and an increase in retention volumes.

Other goods and services purchased increased by $28 million in the fourth quarter of 2017 and $125 million for the full year of 2017, primarily due to higher non-labour restructuring and other costs, including those associated with the migration and servicing of subscribers from MTS, customer support costs related to acquired MTS subscribers during migration, an increase in external labour and higher administrative costs supporting the higher customer base.

Employee benefits expense decreased by $59 million in the fourth quarter of 2017 and $77 million for the full year of 2017, mainly due to the non-recurrence of the $70 million transformative compensation expense recorded in the fourth quarter of 2016. Excluding the transformative compensation expense, employee benefits expense increased by $11 million in the fourth quarter and decreased by $7 million for the full year. The increase for the quarter was mainly due to a decrease in capitalized labour costs and higher compensation and benefit costs from an increase in the number of FTEs, partly offset by lower employee-related restructuring and other costs. The decrease for the full year was primarily due to lower capitalized labour costs.

EBITDA — Wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2017	2016	Change		2017	2016	Change
EBITDA	708	598	18.0%		3,099	2,906	6.6%
Add back restructuring and other costs included in EBITDA[1]	27	85	(68.2)%		79	121	(34.7)%
Deduct gain on the exchange of wireless spectrum licences	—	—	—		—	(15)	n/m
Add back (deduct) net losses and equity losses (net gains and equity income) from real estate joint venture developments	1	(4)	n/m		—	(12)	n/m
Deduct MTS net recovery	(21)	—	n/m		(21)	—	n/m
Adjusted EBITDA[2]	715	679	5.0%		3,157	3,000	5.2%
EBITDA margin (%)	35.7	32.2	3.5	pts.	40.9	40.5	0.4	pts.
Adjusted EBITDA margin (%)[3]	36.4	36.7	(0.3	)pts.	41.8	42.0	(0.2	)pts.

(1)                                 Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

(2)                                 See description under EBITDA in Section 3.1 Non-GAAP and other financial measures.

(3)                                 Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of Operating revenues excludes the net gains and equity income or net losses and equity losses from real estate joint venture developments, the gain on the exchange of wireless spectrum licences as well as the MTS net recovery.

Wireless EBITDA increased by $110 million or 18.0% in the fourth quarter of 2017 and $193 million or 6.6% for the full year of 2017. Wireless Adjusted EBITDA increased by $36 million or 5.0% in the fourth quarter of 2017 and $157 million or 5.2% for the full year of 2017, reflecting network revenue growth driven by higher ARPU and a larger customer base, including the subscribers we acquired from MTS, partly offset by increased equipment sales expenses, increased network operating expenses, higher administrative costs and increased customer support costs due to growth in the subscriber base.

1.4 Wireline segment

Wireline trends

The trend of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, business process outsourcing services, TELUS Health revenues, and TELUS TV revenues, and is partly offset by declining wireline voice revenues and equipment revenues. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds and larger data usage rate plans. The trend of increasing TELUS Health revenues has been driven by organic growth and through acquisitions. Growth rates of business process outsourcing services reflect acquisition growth and moderating organic growth. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and continuing intensification of competition in the small and medium-sized business market, as well as impacts of the economic slowdown in previous quarters, particularly in Alberta, which were more prominent in the business markets for voice.

We expect continued high-speed Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic network. TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services resulting from the high rate of market penetration and increased competitive intensity, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services.

Wireline operating indicators

At December 31 (000s)	2017	2016	Change
Subscriber connections:
High-speed Internet[1]	1,743	1,655	5.3%
TELUS TV1	1,098	1,059	3.7%
Residential NALs[1]	1,298	1,374	(5.5)%
Total wireline subscriber connections[1]	4,139	4,088	1.2%

	Fourth quarters ended December 31			Years ended December 31
(000s)	2017	2016	Change	2017	2016	Change
Subscriber connection net additions (losses):
High-speed Internet	21	24	(12.5)%	81	68	19.1%
TELUS TV	14	16	(12.5)%	35	54	(35.2)%
Residential NALs	(14)	(22)	36.4%	(76)	(93)	18.3%
Total wireline subscriber connection net additions	21	18	16.7%	40	29	37.9%

(1)                                 In relation to an acquisition and a divestiture that were both undertaken during the first quarter of 2017, January 1, 2017 residential NALs, high-speed Internet and TELUS TV subscriber balances were increased by a net 1,000, 6,000 and 5,000, respectively.

Operating revenues — Wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Data services and equipment	1,114	1,051	6.0%	4,261	4,059	5.0%
Voice services	294	340	(13.5)%	1,230	1,363	(9.8)%
Other services and equipment	54	61	(11.5)%	212	225	(5.8)%
Revenues arising from contracts with customers	1,462	1,452	0.7%	5,703	5,647	1.0%
Other operating income	33	12	n/m	66	37	78.4%
External operating revenues	1,495	1,464	2.1%	5,769	5,684	1.5%
Intersegment revenues	51	51	—	206	194	6.2%
Wireline operating revenues	1,546	1,515	2.0%	5,975	5,878	1.7%

•                  Data services and equipment revenues increased by $63 million in the fourth quarter of 2017 and $202 million for the full year of 2017. The increases were primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.3% increase in our high-speed Internet subscribers over the last 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger data usage Internet rate plans, and certain rate increases; (ii) growth in business process outsourcing revenues, inclusive of recent acquisitions and foreign exchange impacts on foreign operations; (iii) increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions (professional services revenue increased largely due to being selected as the technology solution provider for PrescribeIT, and support revenue growth has arisen from additional physicians using our electronic medical records offering); and (iv) increased TELUS TV revenues resulting from 3.7% subscriber growth over the last 12 months. This growth was partly offset by the ongoing decline in legacy data services.

•                  Voice services revenues decreased by $46 million in the fourth quarter of 2017 and $133 million for the full year of 2017. The decreases reflect the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, including lower wholesale volumes and price plan changes. We experienced a 5.5% decline in residential NALs in the year.

•                  Wireline subscriber connections net additions were 21,000 in the fourth quarter of 2017 and 40,000 for the full year of 2017, reflecting increases of 3,000 and 11,000, respectively, over the same periods in 2016.

Net additions of high-speed Internet subscribers decreased by 3,000 in the fourth quarter of 2017 and increased 13,000 for the full year of 2017. The decrease in the quarter was mainly due to lower loading, despite continued traction on our fibre deployment. The increase for the full year was due to continued customer demand for our high-speed broadband services, including fibre to the premises, as well as the success of our innovative product offerings. Net additions of TELUS TV subscribers were 14,000 for the fourth quarter of 2017 and 35,000 for the full year of 2017, decreases of 2,000 and 19,000 respectively, compared to the net additions in the respective periods in 2016. These decreases reflect lower gross additions and higher satellite-TV subscriber losses due to a declining overall market for paid TV services resulting from the effects of heightened competitive intensity, including from OTT services, and a high rate of market penetration. These pressures were partly offset by the continued focus on connecting more homes and businesses directly to fibre (as we approach nearly 50% of our targeted coverage footprint), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 127,000 or 4.7% in the year.

Residential NAL losses were 14,000 in the fourth quarter of 2017 and 76,000 for the full year of 2017, as compared to NAL losses of 22,000 and 93,000, respectively, for the same periods in 2016. The residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, as well as increased competition, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

Other services and equipment revenues decreased by $7 million in the fourth quarter and $13 million for the full year of 2017, mainly due to declines in voice equipment sales.

Other operating income increased by $21 million in the fourth quarter of 2017 and $29 million for the full year of 2017, mainly due to gains on sales of certain assets, the non-recurrence of a 2016 provision related to written put options issued in a 2012 TELUS International (Cda) Inc. business combination, partly offset by lower net gains and equity income related to real estate joint venture developments.

Intersegment revenues represent services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Goods and services purchased [1]	619	615	0.7%	2,351	2,339	0.5%
Employee benefits expense [1,2]	512	729	(29.8)%	1,949	2,216	(12.0)%
Wireline operating expenses	1,131	1,344	(15.8)%	4,300	4,555	(5.6)%

(1)                                 Includes restructuring and other costs. See Section 3.1 Non-GAAP and other financial measures.

(2)                                 Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

Wireline operating expenses decreased by $213 million in the fourth quarter of 2017 and $255 million for the full year of 2017, primarily due to the following factors:

Goods and services purchased increased by $4 million in the fourth quarter of 2017 and $12 million for the full year of 2017, primarily due to increased external labour supporting the growing customer base, higher TV content costs mainly driven by higher numbers of TV subscribers, and higher non-labour restructuring and other costs.

Employee benefits expense decreased by $217 million in the fourth quarter of 2017 and $267 million for the full year of 2017, mainly due to the non-recurrence of the $235 million transformative compensation expense recorded in the fourth quarter of 2016. Excluding the transformative compensation expense, employee benefits expense increased by $18 million in the fourth quarter and decreased by $32 million for the full year. The increase for the quarter was due to an increase in the number of employees, inclusive of acquisitions, supporting growing TELUS Health and business process outsourcing revenue, partly offset by lower employee-related restructuring and other costs, higher capitalized labour costs, and benefits from certain contract concessions associated with our transformative compensation. The decrease in the full year was primarily due to the non-recurrence of significant labour-related restructuring and other costs from efficiency initiatives in 2016, benefits from certain contract concessions associated with our transformative compensation, lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding acquisitions, and higher capitalized labour costs. These decreases were partly offset by an increase in the number of employees and related compensation resulting from acquisitions supporting growing TELUS Health and business process outsourcing revenue, net of the effects of foreign exchange on foreign operations.

EBITDA — Wireline segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2017	2016	Change		2017	2016	Change
EBITDA	415	171	n/m		1,675	1,323	26.6%
Add back restructuring and other costs included in EBITDA[1]	33	263	(87.5)%		60	358	(83.2)%
Add back (deduct) net losses and equity losses (net gains and equity income) from real estate joint venture developments	1	(3)	n/m		(1)	(14)	92.9%
Adjusted EBITDA[2]	449	431	4.3%		1,734	1,667	4.0%
EBITDA margin (%)	26.9	11.3	15.6	pts.	28.0	22.5	5.5	pts.
Adjusted EBITDA margin[3] (%)	29.1	28.5	0.6	pts.	29.0	28.4	0.6	pts.

(1)   Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

(2)   See description under EBITDA in Section 3.1 Non-GAAP and other financial measures.

(3)   Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income or net losses and equity losses from real estate joint venture developments.

Wireline EBITDA increased by $244 million in the fourth quarter or 142.7% and $352 million or 26.6% for the full year of 2017. Wireline Adjusted EBITDA increased by $18 million or 4.3% in the fourth quarter of 2017 and $67 million or 4.0% for the full year of 2017 due to growth in data service margins (including Internet, TELUS Health services, and TELUS TV) and our execution of cost efficiency programs, partly offset by continued declines in legacy voice services and a decline in the contribution from business process outsourcing services.

1.5 Summary of consolidated quarterly results and trends

Refer to the annual 2017 MD&A for information regarding our summary of consolidated quarterly results and our discussion of consolidated trends.

1.6 Performance scorecard (key performance measures)

In 2017, we achieved three of four revised consolidated targets, missing only the target for capital expenditures, after normalizing basic EPS for the B.C. corporate income tax rate change. Our original targets were announced on February 9, 2017. On May 11, 2017, we announced revised targets to account for the acquisition of MTS’ postpaid wireless subscribers, certain network assets and dealer locations.

We achieved our revised consolidated revenue target primarily due to growth in wireless network revenue resulting from growth in blended ARPU and a growing wireless subscriber base. Additionally, we experienced increased wireline data service revenue from increases in Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of acquisitions, TELUS Health revenue and TELUS TV revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

We met our revised target for consolidated EBITDA — excluding restructuring and other costs. This was achieved largely from increased wireless network revenue in addition to growth in data service margins.

Our revised basic EPS target growth was based on 2016 basic EPS of $2.44, which was adjusted to exclude the transformative compensation expense of $0.38. Our 2017 basic EPS was $2.46. However, our 2017 basic EPS included the effect of an increase in the B.C. corporate income tax rate of $0.05 recorded in the fourth quarter of 2017 when the income tax rate increase became substantively enacted. The target for 2017 basic EPS did not account for this change. Excluding this impact, our basic EPS of $2.51 met the target range.

Our capital expenditures in 2017 exceeded both our original target and revised guidance, as we continued to focus on investments in broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. These investments also support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G.

Our capital structure financial policies and report on financing and capital structure management plans are described in Section 4.3 Liquidity and capital resources of our 2017 annual MD&A.

The following scorecard compares TELUS’ performance to our original or revised 2017 targets. It also presents our 2018 targets. Our 2018 targets, plans and assumptions are forward-looking statements and should be read together with the Caution regarding forward-looking statements at the beginning of this MRO. (See also Section 10 — Risks and risk management in the 2017 annual MD&A.)

Scorecard

2017 performance
	Original or revised targets[3] and growth	Actual results and growth	Result	2018 targets and growth[5]
Consolidated
Revenues	$13.180 to $13.310 billion3a 3.0 to 4.0%	$13.304 billion 3.9%	✓	$13.835 to $14.100 billion 4 to 6%
EBITDA — excluding restructuring and other costs[1]	$4.875 to $5.040 billion3b 3.5 to 7.0%	$4.913 billion 4.4%	✓	—
Adjusted EBITDA[1]	—	$4.891 billion	—	$5.105 to $5.230 billion 4 to 7%
Basic EPS[2]	$2.49 to $2.663c 2.0 to 9.0%	$2.51[4] 2.9%[4]	✓	$2.53 to $2.68 3 to 9%[6]
Capital expenditures (excluding spectrum licences)	Approx. $3.0 billion3d	$3.094 billion	X	Approx. $2.85 billion

Met target ✓; Missed target X.

(1)         See description in Section 3.1 Non-GAAP and other financial measures.

(2)         The original and revised targets for basic EPS growth were based on 2016 basic EPS of $2.44, which was adjusted to exclude the transformative compensation expense of 38 cents.

(3)         Reflects the 2017 revised targets that were announced on May 11, 2017, to account for the acquisition of Manitoba Telecom Services’ postpaid wireless subscribers, certain network assets and dealer locations. The 2017 original targets were set on February 9, 2017.

(3a)                The original target for Consolidated revenues was $13.120 to $13.250 billion, or an increase of 2.5 to 3.5%.

(3b)                The original target for Consolidated EBITDA — excluding restructuring and other costs was $4.850 to $4.995 billion, or an increase of 3.0 to 6.0%.

(3c)                 The original target for basic EPS was $2.49 to $2.64, or an increase of 2.0 to 8.0%.

(3d)                The original target for Capital expenditures was $2.9 billion.

(4)         Our 2017 basic EPS included the effect of an increase in B.C. corporate income tax rate of $0.05, which was not reflected in the original target. Excluding this impact, our basic EPS of $2.51 met the target range.

(5)         Targets exclude the impacts of certain accounting policy developments, including the adoption of IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers.

(6)         2018 basic EPS growth is based on 2017 basic EPS as reported of $2.46.

We made the following key assumptions when we announced the 2017 targets in February 2017.

Assumptions for 2017 targets and results

•                  Our economic assumptions are based on a composite of estimates from Canadian banks and other sources. Our original assumptions for 2017 were: (i) higher economic growth in Canada of 1.8%, up from an estimated 1.2% in 2016; (ii) for our incumbent local exchange carrier (ILEC) provinces in Western Canada, economic growth in B.C. of 2.3%, down from an estimated 2.9% in 2016, and economic growth in Alberta in the range of 1.0 to 2.0%, compared to estimated contraction of 2.4% in 2016.

In our MD&A for the first quarter of 2017, we revised our 2017 economic growth assumptions to 2.2% for Canada, and 2.4% for Alberta. In our MD&A for the third quarter of 2017, we further revised our 2017 economic growth assumptions to 3.0% for Canada, 3.2% for B.C. and 3.5% for Alberta.

We estimate that economic growth for 2017 was 3.1% for Canada, 3.4% for B.C., and 3.9% for Alberta.

•                  Our original assumption for income taxes included income taxes calculated at applicable statutory rate of 26.4 to 26.9% and cash income tax payments between $300 million to $360 million. In our MD&A for the third quarter of 2017, we revised our assumption for cash income tax payments downward to a range of $170 million to $230 million, due to a reorganization to simplify our legal structure to realize efficiencies and streamline processes, which also impacted the timing of cash income tax payments. Our actual results were at a statutory income tax rate of 26.6% and cash income tax payments were $191 million.

•                  Our assumption for restructuring and other costs was approximately $125 million. Our actual 2017 amount for restructuring and other costs was $139 million as we incurred higher non-labour restructuring and other costs associated with the migration and servicing of subscribers from MTS.

•                  Our assumption was for continuing weakness in the average Canadian dollar: U.S. dollar exchange rate which was US$0.755 in 2016. The average Canadian dollar: U.S. dollar exchange rate strengthened to US$0.77 during 2017 and closed at US$0.80 on December 31, 2017.

Confirmed:

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from growth in both postpaid subscriber loadings and blended ARPU.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Pension plans: Defined benefit pension plan expense of approximately $83 million recorded in Employee benefits expense and approximately $5 million recorded in employee defined benefit plans net interest in Financing costs; a 3.80% rate for discounting the obligation (2016 — 3.80%) and a 4.00% rate for current service costs employee defined benefit pension plan accounting purposes (2016 — 4.00%); and defined benefit pension plan funding of approximately $65 million. Actual results were: $82 million recorded in Employee benefits expense, $5 million recorded in employee defined benefit plans net interest, a rate of 3.40% for discounting the obligation, a 4.00% rate for current service costs employee defined benefit pension plan accounting purposes, and defined benefit pension plan funding of $66 million.

•                  Increased investments in broadband infrastructure, including upgrades and expansions of our fibre-optic network and 4G LTE capacity, as well as investments in network and systems resiliency and reliability.

1.7 Financial and operating targets for 2018

For 2018, we have targeted consolidated revenues in the range of $13.385 to $14.100 billion, or growth of approximately 4 to 6%. Revenue growth is expected to be driven by higher contribution from wireless network revenue reflecting continued subscriber and ARPU growth combined with growing wireline data services revenue, inclusive of acquisitions.

Consolidated Adjusted EBITDA is targeted in the range of $5.105 to $5.230 billion, or growth of approximately 4 to 7% driven by higher wireless network revenue growth, margin improvements from wireless and wireline data services and savings from ongoing cost efficiency and effectiveness initiatives. Wireless acquisition and retention expenses are expected to remain elevated due to ongoing demand for more expensive smartphones and increased competition.

Basic EPS is expected to be in the range of $2.53 to $2.68, or an increase of approximately 3 to 9%, when compared to 2017 basic EPS as reported of $2.46. This increase is driven primarily by EBITDA growth, partially offset by higher depreciation and amortization reflecting the significant investments we have made in the past few years, including in our broadband networks, and from recent acquisitions, as well as higher interest costs, including from pensions.

Consolidated capital expenditures for 2018, excluding the purchase of spectrum licences, are targeted to be approximately $2.85 billion. In 2018, we expect to continue connecting more homes and businesses directly to our fibre-optic network, to support ongoing high-speed Internet and Optik TV subscriber growth and faster Internet broadband speeds. The investments in fibre will also continue supporting our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G. We intend to continue investing in our 4G LTE expansion and upgrades, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

Our capital structure financial policies and long-term financial objectives are described in Section 4.3 Liquidity and capital resources of our 2017 annual MD&A.

Achievement of our 2018 targets is subject to risks and uncertainties as noted in our Caution regarding forward-looking statements and in our 2017 annual MD&A filed on February 8, 2018. The 2018 targets are based on many assumptions including:

Assumptions for 2018 targets

•                  Slightly slower rate of economic growth in Canada in 2018, estimated to be 2.2% (3.1% in 2017). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in B.C. will be 2.5% in 2018 (3.4% in 2017), and that economic growth in Alberta will be 2.4% in 2018 (3.9% in 2017).

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from growth in both postpaid subscriber loading and blended ARPU.

•                  Continued pressure on wireless acquisition and retention expenses, dependent on gross loading and customer renewal volumes, competitive intensity and customer preferences.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued erosion of wireline voice revenue, resulting from technological substitution and greater use of inclusive long distance and lower wholesale volumes.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Employee defined benefit pension plans: Pension plan expense of approximately $97 million recorded in Employee benefits expense and approximately $14 million recorded in employee defined benefit pension plans net interest in Financing costs; a 3.40% rate for discounting the obligation and a 3.50% rate for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $50 million.

•                  Restructuring and other costs of approximately $135 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with the home security customer acquisition.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.7 to 27.3% and cash income tax payments of approximately $170 to $230 million (2017 — $191 million). Cash tax payments are expected to be relatively consistent with 2017.

•                  Further investments in broadband infrastructure as we approach nearly 50% of our targeted coverage footprint, including expanding our fibre-optic network and 4G LTE capacity expansion and upgrades, as well as investments in network and systems resiliency and reliability.

•                  No wireless spectrum auctions anticipated in 2018.

•                  Stabilization in the average Canadian dollar: U.S. dollar exchange rate (U.S. 77 cents in 2017).

•                  2018 targets exclude the impacts of certain accounting policy developments, including the adoption of IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. See Section 8.2 — Accounting policy developments in the 2017 annual MD&A.

2.              Discussion of cash flow results

For detailed information on the following topics, refer to the 2017 annual Management’s discussion and analysis (MD&A): i) liquidity and capital resource measures; ii) credit facilities; iii) sale of trade receivables; iv) credit ratings; v) financial instruments, commitments and contingent liabilities; vi) outstanding share information; and vii) transactions between related parties.

2.1 Overview of cash flow results

Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3 Liquidity and capital resources of the 2017 annual MD&A.

Cash flows

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Cash provided by operating activities	979	732	247	3,947	3,219	728
Cash used by investing activities	(734)	(848)	114	(3,643)	(2,923)	(720)
Cash (used) provided by financing activities	(224)	138	(362)	(227)	(87)	(140)
Increase in Cash and temporary investments, net	21	22	(1)	77	209	(132)
Cash and temporary investments, net, beginning of period	488	410	78	432	223	209
Cash and temporary investments, net, end of period	509	432	77	509	432	77

2.2 Cash provided by operating activities

Analysis of Cash provided by operating activities

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
EBITDA (see Section 1.3 Wireless segment and Section 1.4 Wireline segment)	1,123	769	354	4,774	4,229	545
Restructuring and other costs, net of disbursements	(18)	51	(69)	(21)	24	(45)
Employee defined benefit plan expense, net of employer contributions	6	8	(2)	15	22	(7)
Share-based compensation expense, net of payments	(44)	(67)	23	17	(2)	19
Interest paid, net of interest received	(121)	(120)	(1)	(532)	(506)	(26)
Income taxes paid, net of recoveries received	8	(29)	37	(191)	(600)	409
Other operating working capital changes	25	120	(95)	(115)	52	(167)
Cash provided by operating activities	979	732	247	3,947	3,219	728

•                  Restructuring disbursements, net of restructuring and other costs increased in the fourth quarter and for the full year of 2017 as we had higher non-labour restructuring and other costs including those associated with the migration and servicing of subscribers from MTS.

•                  Income taxes paid, net of recoveries received, decreased for the fourth quarter and for the full year of 2017. This reflected the reorganization of our legal structure, which impacted the timing of cash income tax payments. See Assumptions for 2017 targets and results in Section 1.6 for additional information.

•                  For a discussion on Other operating working capital changes, see Section 6 Changes in financial position of our annual 2017 MD&A and Note 31(a) of the 2017 Consolidated financial statements.

2.3 Cash used by investing activities

Cash used by investing activities

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Cash payments for capital assets, excluding spectrum licences	(737)	(781)	44	(3,081)	(2,752)	(329)
Cash payments for spectrum licences	—	—	—	—	(145)	145
Cash payments for acquisitions, net	(4)	(74)	70	(564)	(90)	(474)
Real estate joint ventures advances and contributions	(7)	(5)	(2)	(26)	(33)	7
Real estate joint ventures receipts	—	12	(12)	18	103	(85)
Proceeds on dispositions and Other	14	—	14	10	(6)	16
Cash used by investing activities	(734)	(848)	114	(3,643)	(2,923)	(720)

•                 The decreases in Cash payments for capital assets excluding, excluding spectrum licences for the fourth quarter, and the increases in Cash payments for capital assets, excluding spectrum licences, in 2017 were composed of:

•                  A decrease in capital expenditures of $55 million in the quarter and an increase of $126 million for the full year (see Capital expenditure measures table and discussion below),

•                  Increased capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities decreased by $66 million in the fourth quarter of 2017 and $258 million in the full year of 2017.

•                  For the full year of 2017, there were no cash payments for acquisition of spectrum licences, compared to 2016 in which we made payments as part of an approved spectrum licence exchange.

•                  For the fourth quarter of 2017, we made cash payments in respect of an immaterial acquisition complementary to our existing lines of business. For the full year of 2017, we made cash payments for multiple business acquisitions as described in Section 1.3 Highlights of 2017, of the 2017 annual MD&A including MTS, Kroll Computer Systems Inc. and Voxpro Limited.

•                  Receipts from real estate joint ventures, net of advances in the fourth quarter and full year of 2016, resulted mainly from repayment of construction financing from the TELUS Garden real estate joint venture, as TELUS Garden opened in September 2015.

Capital expenditure measures

	Fourth quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2017	2016	Change		2017	2016	Change
Capital expenditures (excluding spectrum licences and non-monetary transactions) [1]
Wireless segment	233	249	(6.4)%		978	982	(0.4)%
Wireline segment	506	545	(7.2)%		2,116	1,986	6.5%
Consolidated	739	794	(6.9)%		3,094	2,968	4.2%
Wireless segment capital intensity (%)	12	13	(1	)pt.	13	14	(1	)pt.
Wireline segment capital intensity (%)	33	36	(3	)pts.	35	34	1	pt.
Consolidated capital intensity [2] (%)	21	24	(3	)pts.	23	23	—	pts.

(1)              Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)              See description in Section 3.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased by $16 million in the fourth quarter of 2017 as we incurred costs in the fourth quarter of 2016 to update our radio access network in Ontario and Quebec, which was completed in the second quarter of 2017. For the full year of 2017, wireless segment capital expenditures decreased by $4 million due to the wind-down of spectrum deployment for HSIA over LTE. This was partly offset by continuing investments in our fibre-optic network to support our small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to 5G. We also made investments in Manitoba to improve coverage, speed and capacity and to significantly enhance our customer experience while supplementing the business acquisition of MTS subscribers, dealers and network. Also in 2017, retirement of legacy CDMA network asset costs and accumulated depreciation was approximately $1 billion.

Wireline segment capital expenditures decreased by $39 million in the fourth quarter of 2017 as hardware purchases for TELUS TV in the fourth quarter of 2016 were pulled forward from 2017. For the full year of 2017, wireline segment capital expenditures increased by $130 million due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network, and investments to support systems reliability and operational efficiency and effectiveness. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our Business and healthcare solutions. Additionally, the increase during the year was also attributed to readying TELUS TV product in preparation for deployment, as well as increased investments in Business Solutions to upgrade our offerings in managed Internet, virtual private network, wide area network and cloud solutions. We also made infrastructure upgrades in TELUS Health.

2.4 Cash (used) provided by financing activities

Cash (used) provided by financing activities

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2017	2016	Change	2017	2016	Change
Dividends paid to holders of Common Shares	(269)	(272)	3	(1,082)	(1,070)	(12)
Purchases of Common Shares for cancellation	—	(39)	39	—	(179)	179
Long-term debt issued, net of redemptions and repayment	46	446	(400)	865	883	(18)
Issue of shares by subsidiary to non-controlling interests	(1)	3	(4)	(1)	294	(295)
Other	—	—	—	(9)	(15)	6
	(224)	138	(362)	(227)	(87)	(140)

Dividends paid to the holders of Common Shares

In connection with dividends declared during the fourth quarter and full year of 2017, the dividend reinvestment and share purchase plan trustee (Trustee) purchased shares from Treasury for the dividend reinvestment and share purchase plan instead of acquiring Common Shares in the stock market. For the fourth quarter of 2017, cash dividends paid to the holders of Common Shares decreased due to the Trustee purchasing dividend reinvestment Common Shares from Treasury, partly offset by higher dividend rates under our dividend growth program. For the full year of 2017, the increase in dividends paid to the holders of Common Shares reflect higher dividend rates under our dividend growth program, partly offset by the Trustee purchasing Common Shares from Treasury. During the fourth quarter and full year of 2017, the Trustee purchased approximately 0.5 million dividend reinvestment Common Shares for $23 million, and approximately 2 million dividend reinvestment Common Shares for $91 million, respectively, with no discount applicable. In January 2018, we paid dividends of $279 million to the holders of Common Shares and the Trustee purchased dividend reinvestment Common Shares from Treasury for $20 million, totalling $299 million.

Purchases of Common Shares for cancellation

No Common Shares were purchased for cancellation in the fourth quarter of 2017 or full year of 2017.

Long-term debt issues and repayments

In the fourth quarter of 2017, long-term debt issues net of repayments were $46 million, a decrease of $400 million, primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $48 million in the fourth quarter of 2017, to a balance of $1,140 million (US$908 million) at December 31, 2017, from $1,092 million (US$875 million) at September 30, 2017. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities of our 2017 annual MD&A).

•                  A net reduction in the drawn amount on the TELUS International (Cda) Inc. credit facility of $12 million ($14 million net of unamortized issue costs (US$11 million). As at December 31, 2017, net draws were $346 million ($339 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$276 million). As at September 30, 2017, net draws were $358 million ($353 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$287 million).

In comparison, for the fourth quarter of 2016, long-term debt issues net of repayments were $446 million and were composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $476 million in the fourth quarter of 2016, to a balance of $613 million (US$456 million) at December 31, 2016, from $137 million (US$104 million) at September 30, 2016.

•                  A net reduction in the drawn amount on the TELUS International (Cda) Inc. credit facility of $21 million ($20 million net of unamortized issue costs) (US$22 million). As at December 31, 2016, net draws were $340 million ($332 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$253 million). As at September 30, 2016, net draws were $361 million ($352 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$275 million).

For the full year of 2017, long-term debt issues net of repayments were $865 million, a decrease of $18 million, primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $527 million.

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility of $6 million ($7 million net of unamortized issue costs) (US$23 million).

•                  The March 2017 issues of US$500 million of senior unsecured notes at 3.70% due September 15, 2027, and $325 million of senior unsecured notes at 4.70% due March 6, 2048. For the U.S. issuance, we have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar: U.S. dollar foreign exchange rate for the entire term of the notes by entering into foreign exchange derivatives (cross currency interest rate exchange agreements). These derivatives effectively converted the principal payments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 3.41% and an effective issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348).

•                  The March 2017 repayment of $700 million of Series CD Notes.

In comparison, for the full year of 2016, long-term debt issues net of repayments were $883 million and were composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $357 million from a balance of $256 million (US$185 million) at December 31, 2015.

•                  Net draws on the TELUS International (Cda) Inc. credit facility of $340 million ($332 million net of unamortized issue costs) (US$253 million).

•                  The September 2016 public issue of US$600 million of senior unsecured notes at 2.80%, due February 16, 2027.

•                  The May 2016 repayment of $600 million of Series CI Notes.

The average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) increased to approximately 10.7 years at December 31, 2017, compared to approximately 10.4 years at December 31, 2016. Additionally, our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18% at December 31, 2017, as compared to 4.22% at December 31, 2016.

Issue of shares by subsidiary to non-controlling interests

In June 2016, we announced the completion of the agreement whereby a subsidiary issued shares to Baring Private Equity Asia, which acquired a 35% non-controlling interest in TELUS International (Cda) Inc. Cash proceeds net of issue costs were $294 million as at December 31, 2016. There was no comparable activity in the fourth quarter of 2017 or full year of 2017.

3.              Definitions and reconciliations

3.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Analysis of Net income and Analysis of basic EPS in Section 1.2.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis.

Calculation of Dividend payout ratio

Years ended December 31 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.97	1.84
Denominator — Net income per Common Share	2.46	2.06
Ratio (%)	80	89

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, provisions related to business combinations, immediately vesting transformative compensation (transformative compensation) expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.97	1.84
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,460	1,223
Deduct net gains and equity income from real estate joint venture developments, after income taxes	(1)	(16)
Deduct gain on the exchange of wireless spectrum licences, after income taxes	—	(13)
Provisions related to business combinations, after income taxes	(22)	15
Add back transformative compensation expense, after income taxes	—	224
Add back net unfavourable (deduct net favourable) income tax-related adjustments	21	(17)
	1,458	1,416
Denominator — Adjusted net earnings per Common Share	2.46	2.39
Adjusted ratio (%)	80	77

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We may also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2017	2016	2017	2016
Net income	282	87	1,479	1,236
Financing costs	144	134	573	520
Income taxes	133	15	553	426
Depreciation	414	406	1,617	1,564
Amortization of intangible assets	150	127	552	483
EBITDA	1,123	769	4,774	4,229
Add back restructuring and other costs included in EBITDA[1]	60	348	139	479
EBITDA — excluding restructuring and other costs	1,183	1,117	4,913	4,708
Deduct gain on the exchange of wireless spectrum licences	—	—	—	(15)
Add back (deduct) net losses and equity losses (net gains and equity income) from real estate joint venture developments	2	(7)	(1)	(26)
Deduct MTS net recovery	(21)	—	(21)	—
Adjusted EBITDA	1,164	1,110	4,891	4,667

(1)                                 Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2017	2016	2017	2016
EBITDA	1,123	769	4,774	4,229
Deduct gain on the exchange of wireless spectrum licences	—	—	—	(15)
Add (deduct) net losses and equity losses (net gains and equity income) from real estate joint venture developments	2	(7)	(1)	(26)
Deduct non-cash gains from the sale of property, plant and equipment	(4)	(2)	(7)	(17)
Restructuring and other costs, net of disbursements	43	51	(21)	24
Items from the Consolidated statements of cash flows:
Share-based compensation	(44)	(67)	17	(2)
Net employee defined benefit plans expense	21	26	82	93
Employer contributions to employee defined benefit plans	(15)	(18)	(67)	(71)
Interest paid	(126)	(123)	(539)	(510)
Interest received	5	3	7	4
Capital expenditures (excluding spectrum licences)	(739)	(794)	(3,094)	(2,968)
Other	—	—	6	—
Free cash flow before income taxes	266	(162)	1,157	741
Income taxes received, net of refunds paid (income taxes paid, net of refunds received)	8	(29)	(191)	(600)
Free cash flow	274	(191)	966	141

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2017	2016	2017	2016
Free cash flow	274	(191)	966	141
Add (deduct):
Capital expenditures (excluding spectrum licences)	739	794	3,094	2,968
Adjustments to reconcile to Cash provided by operating activities	(34)	129	(113)	110
Cash provided by operating activities	979	732	3,947	3,219

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at December 31 ($ millions)	2017	2016
Long-term debt including current maturities	13,660	12,931
Debt issuance costs netted against long-term debt	73	67
Derivative liabilities (assets), net	93	20
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	5	(34)
Cash and temporary investments	(509)	(432)
Short-term borrowings	100	100
Net debt	13,422	12,652

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. This measure is similar to the leverage ratio covenant in our credit facilities.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models. In addition, we include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

In the fourth quarter of 2016, we made transformative compensation lump-sum payments for substantially all of our existing unionized and non-unionized Canadian-situated workforces that were recorded in other costs.

Components of restructuring and other costs

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2017	2016	2017	2016
Goods and services purchased	45	23	103	62
Employee benefits expense[1]	15	325	36	417
Restructuring and other costs included in EBITDA	60	348	139	479

(1)                                 Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

3.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS, Koodo® or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active recurring mobile revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.

consolidated statements of income and other comprehensive income

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2017	2016	2017	2016
OPERATING REVENUES
Service	$3,186	$3,079	$12,478	$12,000
Equipment	217	209	724	725
Revenues arising from contracts with customers	3,403	3,288	13,202	12,725
Other operating income	64	17	102	74
	3,467	3,305	13,304	12,799
OPERATING EXPENSES
Goods and services purchased	1,658	1,574	5,935	5,631
Employee benefits expense	686	962	2,595	2,939
Depreciation	414	406	1,617	1,564
Amortization of intangible assets	150	127	552	483
	2,908	3,069	10,699	10,617
OPERATING INCOME	559	236	2,605	2,182
Financing costs	144	134	573	520
INCOME BEFORE INCOME TAXES	415	102	2,032	1,662
Income taxes	133	15	553	426
NET INCOME	282	87	1,479	1,236
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(3)	(7)	19	(20)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	7	1	5	5
Change in unrealized fair value of available-for-sale financial assets	(9)	1	(11)	—
	(5)	(5)	13	(15)
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements	(236)	(167)	(172)	—
	(241)	(172)	(159)	(15)
COMPREHENSIVE INCOME (LOSS)	$41	$(85)	$1,320	$1,221
NET INCOME ATTRIBUTABLE TO:
Common Shares	$281	$81	$1,460	$1,223
Non-controlling interests	1	6	19	13
	$282	$87	$1,479	$1,236
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares	$37	$(92)	$1,297	$1,206
Non-controlling interests	4	7	23	15
	$41	$(85)	$1,320	$1,221
NET INCOME PER COMMON SHARE
Basic	$0.47	$0.14	$2.46	$2.06
Diluted	$0.47	$0.14	$2.46	$2.06

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	595	591	593	592
Diluted	595	592	593	593

consolidated statements of financial position

As at December 31 (millions)	2017	2016
ASSETS
Current assets
Cash and temporary investments, net	$509	$432
Accounts receivable	1,623	1,471
Income and other taxes receivable	96	9
Inventories	378	318
Prepaid expenses	260	233
Current derivative assets	18	11
	2,884	2,474
Non-current assets
Property, plant and equipment, net	11,368	10,464
Intangible assets, net	10,658	10,364
Goodwill, net	4,217	3,787
Other long-term assets	421	640
	26,664	25,255
	$29,548	$27,729

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$100
Accounts payable and accrued liabilities	2,460	2,330
Income and other taxes payable	34	37
Dividends payable	299	284
Advance billings and customer deposits	782	737
Provisions	78	124
Current maturities of long-term debt	1,404	1,327
Current derivative liabilities	33	12
	5,190	4,951
Non-current liabilities
Provisions	492	395
Long-term debt	12,256	11,604
Other long-term liabilities	847	736
Deferred income taxes	2,500	2,107
	16,095	14,842
Liabilities	21,285	19,793
Owners’ equity
Common equity	8,221	7,917
Non-controlling interests	42	19
	8,263	7,936
	$29,548	$27,729

consolidated statements of cash flows

	Three months		Twelve months
Periods ended December 31 (millions)	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income	$282	$87	$1,479	$1,236
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	564	533	2,169	2,047
Deferred income taxes	187	(90)	430	(42)
Share-based compensation expense, net	(44)	(67)	17	(2)
Net employee defined benefit plans expense	21	26	82	93
Employer contributions to employee defined benefit plans	(15)	(18)	(67)	(71)
Other	(36)	34	(21)	29
Net change in non-cash operating working capital	20	227	(142)	(71)
Cash provided by operating activities	979	732	3,947	3,219
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(737)	(781)	(3,081)	(2,752)
Cash payments for spectrum licences	—	—	—	(145)
Cash payments for acquisitions, net	(4)	(74)	(564)	(90)
Real estate joint ventures advances	(7)	(5)	(26)	(33)
Real estate joint venture receipts	—	12	18	103
Proceeds on disposition	16	—	28	3
Other	(2)	—	(18)	(9)
Cash used by investing activities	(734)	(848)	(3,643)	(2,923)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	(269)	(272)	(1,082)	(1,070)
Purchase of Common Shares for cancellation	—	(39)	—	(179)
Long-term debt issued	1,039	1,103	6,367	5,726
Redemptions and repayment of long-term debt	(993)	(657)	(5,502)	(4,843)
Issue of shares by subsidiary to non-controlling interests	(1)	3	(1)	294
Other	—	—	(9)	(15)
Cash provided (used) by financing activities	(224)	138	(227)	(87)
CASH POSITION
Increase in cash and temporary investments, net	21	22	77	209
Cash and temporary investments, net, beginning of period	488	410	432	223
Cash and temporary investments, net, end of period	$509	$432	$509	$432
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(126)	$(123)	$(539)	$(510)
Interest received	$5	$3	$7	$4
Income taxes received (paid), net	$8	$(29)	$(191)	$(600)

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$1,783	$1,689	$1,403	$1,390	$—	$—	$3,186	$3,079
Equipment	158	147	59	62	—	—	217	209
Revenues arising from contracts with customers	1,941	1,836	1,462	1,452	—	—	3,403	3,288
Other operating income	31	5	33	12	—	—	64	17
	1,972	1,841	1,495	1,464	—	—	3,467	3,305
Intersegment revenues	10	15	51	51	(61)	(66)	—	—
	$1,982	$1,856	$1,546	$1,515	$(61)	$(66)	$3,467	$3,305
EBITDA [1]	$708	$598	$415	$171	$—	$—	$1,123	$769
CAPEX [2]	$233	$249	$506	$545	$—	$—	$739	$794
					Operating revenues — external (above)		$3,467	$3,305
					Goods and services purchased		1,658	1,574
					Employee benefits expense		686	962
					EBITDA (above)		1,123	769
					Depreciation		414	406
					Amortization		150	127
					Operating income		559	236
					Financing costs		144	134
					Income before income taxes		$415	$102

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$6,994	$6,569	$5,484	$5,431	$—	$—	$12,478	$12,000
Equipment	505	509	219	216	—	—	724	725
Revenues arising from contracts with customers	7,499	7,078	5,703	5,647	—	—	13,202	12,725
Other operating income	36	37	66	37	—	—	102	74
	7,535	7,115	5,769	5,684	—	—	13,304	12,799
Intersegment revenues	43	58	206	194	(249)	(252)	—	—
	$7,578	$7,173	$5,975	$5,878	$(249)	$(252)	$13,304	$12,799
EBITDA [1]	$3,099	$2,906	$1,675	$1,323	$—	$—	$4,774	$4,229
CAPEX [2]	$978	$982	$2,116	$1,986	$—	$—	$3,094	$2,968
					Operating revenues — external (above)		$13,304	$12,799
					Goods and services purchased		5,935	5,631
					Employee benefits expense		2,595	2,939
					EBITDA (above)		4,774	4,229
					Depreciation		1,617	1,564
					Amortization		552	483
					Operating income		2,605	2,182
					Financing costs		573	520
					Income before income taxes		$2,032	$1,662

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).